Richard E. Baltz

+1 202.942.5000
+1 202.942.5999 Fax

601 Massachusetts Ave., NW
Washington, DC 20001-3743

September 23, 2016

Re:	ArQule, Inc. Registration Statement on Form S-3 File No. 333-213456

Dear Ms. Hayes:

On behalf of ArQule, Inc. (the “Company”), we are writing in response to the comment letter from the Staff dated September 15, 2016 with respect to the above referenced registration statement. To facilitate the Staff’s review of this letter, we have reproduced each of the Staff’s comments followed by the Company’s responses thereto.

Cover Page

1.     It appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1 of Form S-3. If you believe that you are eligible to register securities on Form S-3 in reliance on General Instruction I.B.6, please comply with Instruction 7 to the General Instruction. Otherwise, please advise us as to how you determined that the aggregate market value of your voting and non-voting common equity held by non-affiliates is $75 million or more.

Suzanne Hayes

September 23, 2016

The Company does not consider any of its more than 10% stockholders to be an “affiliate,” and thus its public float (excluding shares held by directors and executive officers) is significantly in excess of $75 million. The term “affiliate” is defined in Rule 405 under the Securities Act of 1933, as amended (the “Act”), as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” an issuer. The term “control” is defined in Rule 405 under the Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Staff has consistently taken the position that the determination of “control” status is dependent in large part on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. While the Company recognizes that, as a rule of thumb, more than 10% ownership has become an informal benchmark at which control should be evaluated, such ownership, standing alone, is not dispositive.

Based on the most recent information available to the Company from NASDAQ, the Company’s three largest stockholders are First Eagle Investment Management, LLC (“First Eagle”), Nantahala Capital Management, LLC (“Nantahala”), and BVF Partners, LP (“BVF”) owning 15.2%, 12.8%, and 9.9% , respectively, of the Company’s outstanding common stock as of September 6, 2016. Each of these stockholders is deemed to beneficially own the shares of common stock as a result of acting as an investment advisor or manager to multiple funds, separately managed accounts, and limited partnerships. Each stockholder is a passive investor and has reported its beneficial ownership on a Schedule 13G thereby disclaiming any control intent. Other factors evidencing that these stockholders are not affiliates include:

•	None of the stockholders nor any representative of any of the stockholders has ever served as an officer of the Company.
•	None of the stockholders possesses the power, directly or indirectly, to elect or designate any member of the Company’s Board of Directors.
•	None of the stockholders has the ability, by relationship, contract or otherwise, to affect the management or policies of the Company.
•	There are no other control indicia with respect to the stockholders. There are no familial relationships, no debtor-creditor relationships nor other business relationships between the Company and any of the stockholders.

Suzanne Hayes

September 23, 2016

Even if the Staff were to disagree with the Company’s conclusions as to some of the stockholders, the Company does not believe that it would be appropriate to do so with respect to BVF. As noted above, BVF’s ownership has declined to only 9.9% of the outstanding common stock. Moreover, BVF is not in a “control” relationship with the Company because other stockholders and blocks of stockholders have comparable or greater numbers of shares than any of the BVF. Even with just the inclusion of BVF’s shares in the public float, that float would have exceeded $75 million throughout most of the 60 days period preceding the filing date.

Incorporation of Certain Documents by Reference, page 18

2.    Please amend this section to include the current reports on Form 8-K filed on February 29, 2016 and March 4, 2016 among the documents you are incorporating by reference. See Item 12(a)(2) of Form S-3.

In response to the staff’s comment, the Company has filed Amendment No. 1 to the Registration Statement on Form S-3, which incorporates by reference the current reports on Form 8-K filed on February 29, 2016 and March 4, 2016.

Exhibit 5.1

3.    Please file an opinion of counsel that includes an opinion that the warrants will be binding obligations of the registrant. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

In response to the staff’s comment, the Company has filed Amendment No. 1 to the Registration Statement on Form S-3, which includes an opinion of counsel that the warrants, subject to appropriate board of directors’ authorization, will be binding obligations of the registrant.

On behalf of the Company, we have been authorized to represent and acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Suzanne Hayes

September 23, 2016

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz